Exhibit 13

PARTICIPATION LETTER AGREEMENT

If the Management Participant would like to participate in any of the Equity Participations described in the Confidential Memorandum dated February 27, 2006 from Spyglass Merger Corp., the Management Participant must properly complete Schedule I and execute and return this Participation Letter Agreement (together with the completed Schedule I) and the Management Stockholders Agreement to Helen Dowling by no later than 5:00 p.m. Pacific time on Tuesday, March 7, 2006.

This PARTICIPATION LETTER AGREEMENT, dated as of March 7, 2006 (this “Agreement”), is made by and between Spyglass Merger Corp., a Delaware corporation (“Spyglass”), and the individual named on the signature page hereto (the “Management Participant”).

WHEREAS, Spyglass entered into an Agreement and Plan of Merger, dated as of November 11, 2005 (as may be amended from time to time, the “Merger Agreement”), with Serena Software, Inc., a Delaware corporation (“Serena”), pursuant to which, upon the terms and subject to the conditions set forth therein, Spyglass will merge (the “Merger”) with and into Serena, with Serena being the surviving corporation of the Merger and, as a result of the Merger, except as otherwise set forth therein, each person who holds an issued and outstanding option to purchase Serena common stock granted under any stock option plan or other equity related plans of Serena or any of its subsidiaries (the “Existing Serena Stock Options”), will be entitled to receive an amount of cash (less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) $24.00 in cash over (B) the exercise price per share of Serena common stock subject to such Existing Serena Stock Option, multiplied by (ii) the total number of shares of Serena common stock subject to such Existing Serena Stock Option, without any interest thereon (the “Option Consideration”); and

WHEREAS, the Management Participant, Spyglass and Serena desire that certain Existing Serena Stock Options remain outstanding following the completion of the Merger upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

I.	Existing Serena Stock Options.

Spyglass and the Management Participant (the “Parties”) acknowledge and agree that as of the date of this Agreement, the Management Participant holds only those Existing Serena Stock Options set forth on Schedule I hereto (the “Management Participant Options”). The Parties further acknowledge and agree that in the connection with the Merger, the Management Participant shall become fully vested in, and have the right to exercise, all of the Management Participant Options.

II.	Exercise of Certain Management Participant Options.

Pursuant to the terms and subject to the conditions set forth in this Agreement, the Management Participant hereby permanently and irrevocably elects to exercise, immediately prior to the Closing, the Management Participant Options to the extent indicated in Column G of Schedule I hereto (the “Exercised Management Participant Options”). As soon as reasonably practicable after the date of the Closing, Spyglass shall cause the Management Participant to be paid the Option Consideration, less any applicable withholding taxes, for each Exercised Management Participant Option.

III.	Rollover of Certain Management Participant Options.

Pursuant to the terms and subject to the conditions set forth in this Agreement, the Management Participant hereby permanently and irrevocably elects that certain Management Participant Options remain outstanding following the Closing Date to the extent indicated in Column F of Schedule I hereto (the “Rollover Options”). Spyglass agrees to provide the Management Participant with all reasonably necessary documentation confirming that it has assumed the Rollover Options in accordance with the terms of this Agreement as soon as administratively feasible following the Closing. The Management Participant acknowledges that a condition precedent to the grant of New Options (as defined in the Confidential Memorandum) to the Management Participant after completion of the Merger will be the permanent and irrevocable waiver and agreement to forego his or her rights to those Management Participant Options with an exercise price prior to the Merger equal to or greater than $24.00 per share (such Management Participant Options, the “Waived Options”), which Waived Options are indicated in Column H of Schedule I hereto, and that in connection with any such waiver and agreement after completion of the Merger Serena will cause the Waived Options to be cancelled effective immediately upon delivery of such waiver and agreement.

The Rollover Options will be fully vested non-qualified options to acquire the common stock, par value $0.01 per share (the “Common Stock”), of Serena (as the surviving corporation of the Merger), and will remain subject to the material terms and conditions in effect immediately prior to the date hereof, except as otherwise expressly agreed to by the Parties and as set forth in the immediately following two paragraphs.

The Management Participant acknowledges and understands that his or her Rollover Options that are subject to any of the Serena Software, Inc. 1997 Amended and Restated Stock Option and Incentive Plan, the Intersolv, Inc. 1992 Stock Option Plan and the Intersolv, Inc. 1997 Stock Option Plan have been adjusted by Serena such that, effective immediately upon completion of the Merger, such Rollover Options will have an exercise price of $1.25 per share of Common Stock, and the number of shares of Common Stock subject the Rollover Options will be determined by dividing the total option spread indicated in Column F of Schedule I hereto by $3.75 (rounded down to the nearest whole number shares of Common Stock).

The Management Participant hereby agrees that his or her Rollover Options that are subject to (a) any of the 1996 Micro Focus Share Option Plan (the “1996 Plan”), the 1998 Merant Share Option Plan (the “1998 Unapproved Plan”) and the Merant 1998 Inland Revenue Approved Share Option Scheme (the “1998 Approved Plan”) shall be amended, such that, effective immediately upon completion of the Merger, such Rollover Options will have an exercise price of $1.25 per share of Common Stock, and the number of shares of Common Stock subject the Rollover Options will be determined by dividing the total option spread indicated in Column F of Schedule I hereto by $3.75 (rounded down to the nearest whole number shares of Common Stock), (b) the 1996 Plan shall not lapse and cease to be exercisable as a result of the completion of the Merger (notwithstanding anything to the contrary set forth in Section 14(b) of the 1996 Plan), (c) the 1998 Unapproved Plan shall not lapse and cease to be exercisable as a result of the completion of the Merger (notwithstanding anything to the contrary set forth in Section 15(b) of the 1998 Unapproved Plan) and (d) the 1998 Approved Plan shall not expire on the expiration of 6 months after the adoption of the Merger Agreement by the stockholders of Serena solely as a result of such adoption (notwithstanding anything to the contrary set forth in Section 11(b) of the 1998 Approved Plan).

IV.	Execution of Management Stockholders Agreement.

Concurrently with the execution and delivery of this Agreement, the Parties agree to execute and deliver the Management Stockholders Agreement in the form that accompanied the Confidential Memorandum dated February 27, 2006 from Spyglass (the “Confidential Memorandum”).

V.	Conditions to the Obligations of the Parties Hereunder.

The obligations of the Management Participant to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver by Spyglass and/or Serena, as applicable, of all of the conditions to the consummation of the Merger (as set forth in the Merger Agreement), in each case as determined by Spyglass in its sole discretion. Upon the satisfaction or waiver of such conditions, the Management Participant shall have an unconditional and absolute obligation to consummate the transactions contemplated by this Agreement.

VI.	Termination.

This Agreement shall automatically terminate and the transactions contemplated hereby shall be abandoned if at any time prior to the Closing, the Merger Agreement shall have been terminated in accordance with its terms. In the event of any termination of this Agreement as provided in this Section VII, this Agreement shall forthwith become wholly void and of no further force or effect (except Article IX) and there shall be no liability on the part of any parties hereto or their respective officers or directors, except as provided in such Article IX. Notwithstanding the foregoing, no party hereto shall be relieved from liability for any willful breach of this Agreement.

VII.	Representations and Warranties of the Management Participant.

The Management Participant represents and warrants to Spyglass that:

He or she is competent to, and has sufficient capacity to, execute and deliver this Agreement and the agreements contemplated hereby and to perform his or her obligations hereunder and thereunder. This Agreement has been duly executed and delivered by the Management Participant and, assuming the due authorization, execution and delivery of this Agreement by Spyglass, this Agreement constitutes the valid and binding obligation of the Management Participant, enforceable against the Management Participant in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). If the Management Participant is a United States citizen or a resident of any state in the United States and such Management Participant is married, the spouse of such Management Participant has executed and delivered to Spyglass the attached Consent of Spouse.

The execution, delivery and performance by the Management Participant of this Agreement and the agreements contemplated hereby and the consummation by the Management Participant of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to the Management Participant or his or her properties or assets; (ii) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to the Management Participant or his or her properties or assets; or (iii) result in any breach of any terms or conditions, or constitute a default under, any contract, agreement or instrument to which the Management Participant is a party or by which the Management Participant or his or her properties or assets are bound.

The Management Participant (a) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he or she is able to fend for himself, can bear the economic risk of the Management Participant’s investment in Serena, as the surviving corporation of the Merger, and has such knowledge and experience in financial and business matters that the Management Participant is capable of evaluating the merits and risks of the investment in Serena common stock, as the surviving corporation of the Merger, and can afford a complete loss of his or her investment, (b) understands that no public market will exist in the Common Stock and there is no assurance that a public market will ever exist for the Common Stock after the Merger, (c) understands that after the Merger, Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, and that in the absence of an effective registration statement covering the Common Stock after the Merger or an available exemption from registration under the Securities Act, after the Merger, Common Stock must be held indefinitely and (d) is purchasing securities of Spyglass and Serena, as the surviving corporation of the Merger, for his or her own account and not with a view to, or for sale in connection with, any distribution of the securities.

The Management Participant has received a copy of the Confidential Memorandum dated February 27, 2006 from Spyglass and has read all of such Confidential Memorandum, including, without limitation, the sections therein titled “Risk Factors,” “Description of the Participation Letter and the Management Stockholders Agreement,” “Certain U.S. Federal Income Tax Considerations” and “Certain Tax Matters for Non-U.S. Management Participants.”

VIII.	Miscellaneous.

1. Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Spyglass and the Management Participant, or to such other address as may be hereafter notified by the parties hereto:

If to Spyglass, to it at the following address:

c/o Silver Lake Partners

2725 Sand Hill Road, Suite 150

Menlo Park, California 94025

Attn: David Roux

Telephone: (650) 233-8120

Telecopy: (650) 233-8125

with a copy to:

Simpson Thacher & Bartlett LLP

3330 Hillview Avenue

Palo Alto, California 94304

Attn: Richard Capelouto

Telephone: (650) 251-5060

Telecopy: (650) 251-5002

If to the Management Participant, to him or her at his or her address or telecopy number set forth on the signature page hereto.

2. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state. Each of the parties by its execution hereof hereby (i) irrevocably submits to the jurisdiction of the federal and state courts located in the County of Santa Clara in the State of California for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or any other agreement contemplated hereby or relating to the subject matter hereof or thereof and (ii) waives to the extent not prohibited by applicable law, and agrees not to assert by way of motion, as a defense or otherwise, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that any right or remedy relating to this Agreement or any other agreement contemplated hereby, or the subject matter hereof or thereof, may not be enforced in or by such court. Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by the laws of the state of California, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section IX.1. hereof is reasonably calculated to give actual notice.

3. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

4. Successors and Assigns. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors.

5. Limitation on Assignment. This Agreement may not be assigned by any party hereto without the prior written consent of the other party hereto. Any assignment or delegation in derogation of this provision shall be null and void.

6. Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

8. Survival. The representations and warranties contained herein will survive the Closing.

9. Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Spyglass and the Management Participant. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement. Any waiver must be in writing and signed by the party charged therewith.

10. Integration. This Agreement, the Participation Letter, the Management Stockholders Agreement, the Confidential Memorandum, the document entitled “Your Equity Participation Opportunity” and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

11. Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

12. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

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WITNESS WHEREOF, Spyglass and the Management Participant have executed this Agreement as of the day and year first above written.

SERENA SOFTWARE, INC.

By:
Name:
Title:

MANAGEMENT PARTICIPANT:

Name:

Address:

Telephone:

Telecopy:

[Signature Page to Participation Letter Agreement]

SPOUSAL CONSENT

In consideration of the execution of that certain Participation Letter Agreement, dated as of March 7, 2006 (the “Agreement”), by and between Spyglass Merger Corp., a Delaware corporation, and ____________________ (“Management Participant”), I, ______________________ , the spouse of Management Participant, have read and approve of the provisions of the Participation Letter Agreement and the Management Stockholders Agreement (as defined in the Agreement) and do hereby join with my spouse in executing the Participation Letter Agreement and agree to be bound by and accept the provisions of the Management Stockholders Agreement in lieu of all other interests I may have in the shares and securities subject thereto, whether the interest may be community property or otherwise.

Dated as of March 7, 2006
Name: